BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 8 » february 2002 г.
№ 1104/1843

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015728

02 FEB 26 AM 8:29

SUPPL

Re: Exemption № 82-4257

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Moscow Joint Stock Commercial Bank Vozrozhdeniye forward to you:
– Amendments and Alterations #10 introduced into the Charter of the Open Stock Company Moscow Joint-Stock Commercial Bank "Vozrozhdeniye".

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dw 3/7

Уважаемые господа,

В связи с освобождением компании по Правилу 12g3-2(b) от регистрации и требований отчетности по Закону США о ценных бумагах 1934г., и в соответствии с требованиями Правила 12g3-2(b)(1)(iii), Московский акционерный коммерческий банк «Возрождение» высылает Вам:
– Изменения и дополнения №10, вносимые в Устав Банка.

С уважением,

Заместитель Председателя
Правления МАКБ "Возрождение" Долгополов А.В.

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Bank of Russia

Signature: G.S.Sitnikova
January 29, 2002
Seal

Amendments and Alterations # 10 introduced into the Charter of THE OPEN INCORPORATED COMPANY MOSCOW JOINT-STOCK COMMERCIAL BANK «VOZROZHDENIYE» (MJSCB «VOZROZHDENIYE»). The Charter was registered in Bank of Russia on April 12, 1991, registration # 1439.

To state Item 3.2 in the following wording: «The paid authorized capital of the Bank is generated in the amount of RUR 145,431,990 (One hundred forty five million four hundred thirty one thousand nine hundred and ninety rubles) and divided into 11,248,753 (Eleven million two hundred forty eight thousand seven hundred and fifty three) common registered documentary shares with face value of RUR 10 (Ten) each, 12,945,050 (Twelve million nine hundred forty five thousand and fifty) preferred registered documentary shares with fixed dividend and face value of RUR 1(One) each and 1,999,941 (One million nine hundred ninety nine thousand nine hundred and forty one) preferred convertible registered non-documentary shares with face value of RUR 10 (Ten) each.

By decision of the Bank's Supervisory Council the authorized capital may be enlarged by increasing the face value of the allocated shares or by additional placement of 15,456,801 (Fifteen million four hundred fifty six thousand eight hundred and one) shares in the total amount of RUR 154,568,010 (One hundred fifty four million five hundred sixty eight thousand and ten), out of which:

12,500,000 (Twelve million and five hundred thousand) ordinary documentary registered shares with the face value of 10 (ten) rubles each;

1,300,000 (One million and three hundred thousand) preferred documentary registered shares with the specified amount of dividend with the face value of 10 (ten) rubles each;

1,656,801 (One million six hundred fifty six thousand eight hundred and one) preferred cumulative non-documentary registered shares with the face value of 10 (ten) rubles each».

Alterations and amendments were introduced by the Supervisory Council of MJSCB «VOZROZHDENIYE», minutes # 3 as of December 14, 2001.

Chairman of the Supervisory Council
of MJSCB «Vozrozhdeniye»
Signature: Ju.M.Marinichev

***Stamp print:* Moscow Joint-Stock**
Commercial Bank «Vozrozhdeniye»
V-Bank